August 24, 2005


Mail Stop 4561

David H. Fleischman
Chief Financial Officer
TradeStation Group, Inc.
8050 S.W. 10th Street, Suite 4000
Plantation, Florida 33324

RE:	TradeStation Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 8, 2005
File No. 000-31049

Dear Mr. Fleischman,

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.


Sincerely,



Paul Cline
Senior Accountant